GREENTECH MINING INTERNATIONAL, INC.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

March 22, 2013

 VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Greentech Mining International, Inc.
Amendment No. 4 to Form 8-K
Filed February 6, 2013
Form 10-Q for the quarterly period ended September 30, 2012
Amended February 14, 2013
Form 10-Q for the quarterly period ended December 31, 2012
Filed February 14, 2013
File No. 000-54610

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 22, 2013 addressed to Mr. Matthew Neher, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K, Form 10-Q for the quarterly period ended September 30, 2012, amended February 14, 2013 and Form 10-Q for the quarterly period ended December 31, 2012.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

Amendment No. 4 to Form 8-K filed February 6, 2013

Our Business, page 10

1. Your response to prior comment 4 does not address each of the transactions mentioned in that comment. Also, it is unclear why you believe that the “forms required by Section 16 were filed” given that there are no Forms 4 or 5 updating the information in the Form 3 filed on June 1, 2012 or reflecting the holdings that you disclose in the third row of the first table on page 45 of this amended Form 8-K. Therefore, please tell us whether you intend to report in your next Form 10-K failures to comply with Section 16 of the Exchange Act; see Form 10-K Item 10 and Regulation S-K Item 405.

Mr. Russell Mancuso
March 22, 2013

Company Response

The Company intends to report in its Form 10-K all failures to comply with Section 16 of the Exchange Act under the guidelines of Form 10-K Item 10 and Regulation S-K Item 405.

2. Please address that part of prior comment 5 that sought disclosure in this Form 8-K of your statement in response 10 of your letter to us dated December 6, 2012 that none of the milestones under Accelerated Venture Partners consulting agreements have been timely achieved.

Company Response

We have disclosed on page 11 that none of the milestones under Accelerated Venture Partners consulting agreements have been timely achieved.

Our Business, page 10

3. We note your response to comment 9 from our letter dated February 1, 2013. It appears that adequate sampling has not been performed to determine the material density, depth to bedrock, and mine life as disclosed on page 11. Please revise to remove the material density, depth to bedrock, and mine life.

Company Response

We have revised the disclosure on page 11 to remove the material density, depth to bedrock, and mine life.

4. It appears the historical work performed on your property indicates that gravitational concentration would not be an effective metallurgical process for your material. In this regard we reference file HM doc 2of7.pdf in your supplemental materials. Your filing implies that gravitational separation would be acceptable and that previous test work has indicated that the configuration described in you disclosure will effectively segregate material to produce a concentrate. Please explain how you have made this determination. In your response please address any previous metallurgical work completed and the possible disseminated nature of the material on your property.

Company Response

For clarification, we have modified our disclosure on page 12 and 25 to reflect that the processing facility will be utilized to process material from multiple mining sites including those owned by the Company and third parties. We have also disclosed that the testing of our gravitational separation system will segregate material to produce a concentrate or black sand material and any material processed would need further evaluation to identify the most effective metal extraction method.  Furthermore, on page 13 we have addressed the previous metallurgical work completed on Henry Mountain and the possible disseminated nature of the material on the property.

Mr. Russell Mancuso
March 22, 2013

5. Please include disclosure summarizing that previous historical test work on your property has indicated that any mineralized materials discovered during the exploration stage will likely be disseminated in nature and require leaching for metal recovery. Provide details regarding the timeframe to permit this type of operation.

Company Response

We have updated the disclosure on page 13 to address the previous metallurgical work completed on Henry Mountain and the possible disseminated nature of the material on the property.

6. Considering the preliminary nature of your exploration work, please tell us how you have made the determination that production level of precious metal extraction and concentration is intended to begin in April 2013 as indicated on pages 11 and 20 of your amended filing. Revise throughout to clarify that under Industry Guide 7 companies cannot enter the development stage or production stage until they have defined a proven or probable reserve with a bankable feasibility study.

Company Response

We have modified the disclosures on pages 11 and 20 stating that exploration work would begin upon financing of Phase I and the bond payment to BLM and revised the disclosure throughout to clarify that under Industry Guide 7 the Company cannot enter the development stage or production stage until we have defined a proven or probable reserve with a bankable feasibility study.

Implications of being an Emerging Growth Company, page 35

7. We note your revisions in response to prior comment 3. However, you continue to disclose in this section that you “have not taken advantage of” reduced reporting, although you have not provided disclosure like that mentioned in Regulation S-K Item 402(b). Please revise your disclosure to clarify.

Company Response

We have revised the disclosure on page 35 regarding “have not taken advantage of”.

Plan of Operation, page 40

8. Please tell us with specificity how the table on page 43 reflects the amount you must pay for your option as we requested in prior comment 15. Show us your calculations.

Company Response

We have modified the disclosure on page 42 and the table on page 43 to clarify the amount needed to be paid for the option, the calculation is sixteen weeks (4 months) to complete exploration and eight weeks (2 months) for analysis, evaluation of the work completed and the preparation of reports. Pursuant to the option there will be $1million paid in the first month and $200,000 paid for each of the remaining five months to complete Phase I totaling $2 million dollars now shown within line item three on the table “option and processing plant.

Mr. Russell Mancuso
March 22, 2013

Certain Relationships and Related Transactions, and Director Independence, page 48

9. Please show us how you reconcile the dollar amount in the fifth paragraph of this section with the information in your balance sheet. Ensure that your disclosure includes all of the information required by Regulation S-K Item 404(a)(5). Also, clarify who you mean by “reporting companies.”

Company Response

We have removed this paragraph on page 48 and added additional S-K 404 (a)(5) disclosure.

Exhibits, page 50

10. We note your response to prior comment 18. However, the list of exhibits on page 50 is not consistent with the list of exhibits on page 52. Please revise.

Company Response

We have revised the exhibit lists.

11. Please tell us where you filed the indemnification agreements mentioned on page 12 of your Form 10-Q for the period ended December 31, 2012.

Company Response

We have removed the last sentence of paragraph 4 on page 12 of our Form 10-Q for the period ended December 31, 2012. The sentence was referring to section 8.4 of the Company’s by-laws “Indemnification of Directors and Officers” that were previously filed on February 28, 2012 and there are no formal individually signed agreements.

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2012

Note 1. Background Information, page 7

Greentech Mining and Milling Assets, page 7

12. We see that you recorded a $3 million liability due to Greentech Mining Utah and a $3 million exploration rights asset at September 30, 2012. Since the initial payment under the option is not due until May 2013, please tell us why you have recorded the liability and the asset as of September 30, 2012. In your response, please also tell us how you considered your lack of funding and inability to make the required payments in concluding that the asset should be recorded on your balance sheet.

Mr. Russell Mancuso
March 22, 2013

Company Response

The Company entered into the agreement on September 20, 2012 and it was determined that upon signing the agreement the $3 million liability had been triggered as the first payment of $1 million was due on or before November 1, 2012 (consistent with the definition of a liability as stated in FASB ASC 405). We received the payment extension in January, 2013 that intended the payment due date to May 1, 2013 and monthly payment beginning June, 2013. We anticipate that the stated financing requirements in the Form 8-K will be completed on or before the liabilities on our balance sheet become due.

13. As a related matter, please tell us how you applied FASB ASC 360 in determining that the $3 million payment that is due under the Operating Exploration and Option to Purchase Agreement should be capitalized. In your response, please clarify how you evaluated the ongoing recoverability of the asset, including your consideration of expected future undiscounted cash flows and the progress made toward your plan of operations. In future periodic filings, including any amendments, please update your timeline for funding the project and explain if you are meeting expected milestones. We reference FASB ASC 930-360-35 and ASC 360-10-35-17.

Company Response

For clarification the Company used FASB ACS 930-360-35 and 930-10-35-17 for guidance regarding impairment of the assets. The Mineral Property Expenditures - Mineral property acquisition costs are capitalized in accordance with FASB ASC 930-805, “Extractive Activities-Mining,” when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs will be expensed as incurred if the criteria for capitalization are not met.

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre-feasibility, the costs incurred to develop such property are capitalized. Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis. Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards. Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

The Company reviews and evaluates long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The assets are subject to impairment consideration under ASC 360-10-35-17 if events or circumstances indicate that their carrying amounts might not be recoverable. When the Company determines that an impairment analysis should be done, the analysis will be performed using rules of ASC 930-360-35, Asset Impairment, and 360-10-15-3 through 15-5, Impairment or Disposal of Long-Lived Assets.

Mr. Russell Mancuso
March 22, 2013

14. Please clarify the nature of and difference between “Greentech mining and milling assets” and “mineral properties” as described on page 7 and “other asset – exploration rights” recorded in your balance sheets. Please revise your disclosure in future filings, as applicable.

Company Response

We have modified the disclosure to clarify the described assets on page 7 with the balance sheet. The amended 10Q will state “mineral properties and milling assets” on page 7 and the balance sheet and we will revise our disclosures in future filings to distinguish the differences between “mining and milling assets”, “mineral properties” and “other asset – exploration rights”.

15. We reference the statement on page 7 that you recorded the estimated fair value of the Greentech mining and milling assets as an aggregate amount on your condensed balance sheet. Please tell us how you determined the fair value of the assets and include this disclosure in future filings.

Company Response

We will revise the disclosure to state that that the Greeentech mining and milling assets were brought in at historical cost. The current disclosure is incorrect as the assets were not brought in at fair market value but historical cost.

16. In addition, we see from Note 7 that Matthew Neher is the majority stockholder of Greentech Mining Inc. and Greentech Mining Utah LLC and also controls Novus Aurum Trust, the majority shareholder of the Company. Please tell us how you considered that the two entities were under common control and the assets should be transferred at historical cost under FASB ASC 805-50-30-5 and SAB Topic 5G.

Company Response

We acknowledge that these entities were under common control and the assets were transferred at historical cost.

Note 9. Restatement, page 15

17. We see that you restated to decrease expenses in your September 30, 2012 financial statements for $24,697 for equipment that was ordered in September 2012 but was paid for in October 2012. Please tell us when you received the equipment and if the amount was due and payable in September 2012. Explain why you would not expense the equipment until it is “paid” under U.S. GAAP.

Mr. Russell Mancuso
March 22, 2013

Company Response

The aforementioned equipment was ordered in October, 2012 and received and paid for in October, 2012

Controls and Procedures, page 23

18. We see that you continue to assess that your disclosure controls and procedures were effective at September 30, 2012. In light of the restatement and amendment to your Form 10-Q, please tell us how you were able to conclude that your disclosure controls and procedures were effective at September 30, 2012.

Company Response

We have modified the disclosure to state “We conducted an evaluation, under the supervision and with the participation of management, including our chief executive officer (our principal executive officer principal financial officer and principle accounting officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this quarterly report.

Based on this evaluation, our chief executive officer (our principal executive officer principal financial officer and principle accounting officer) concluded that as of the evaluation date our disclosure controls and procedures were not effective. Our procedures were designed to ensure that the information relating to our company required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer, as appropriate to allow for timely decisions regarding required disclosure. Management is currently evaluating the current disclosure controls and procedures in place to see where improvements can be made”.

Exhibit 31.1

19. Refer to response 30 in your letter to us dated January 22, 2013. Please tell us why information under the signature in exhibit 31.1 in this Form 10-Q amendment and in your Form 10-Q for the period ended December 31, 2012 does not identify Matthew Neher as your principal executive officer, given that you must file a certification of your principal executive officer.

Company Response

This was a clerical error and has been corrected and will be re-filed as requested.

Exhibit 32.1

20. Please re-file this Form 10-Q amendment in its entirety to refer to the proper date. We note that you refer to the exhibit being signed in both 2012 and 2013. Also re-file your entire Form 10-Q for the period ended December 31, 2012 accordingly.

Mr. Russell Mancuso
March 22, 2013

Company Response

 We have made the corrections and will re-file the entire reports as requested.

Form 10-Q for the quarterly period ended December 31, 2012

Overview, page 13

21. Please revise to remove your reference to 1.5 million tons of stockpiled material until you have defined a proven or probable reserve.

Company Response

We have removed this from the disclosure.

Plan of Operation, page 13

22. We note your disclosure referring to your company as a development stage company and that you define commercial production as the day immediately following the first five days during which minerals have been produced. Please revise to refer to your company as an exploration stage company and that you will remain an exploration stage company until you have defined a proven or probable reserve.

Company Response

We have revised our disclosures to refer to the Company as an exploration stage company and that we will remain an exploration stage company until you have defined a proven or probable reserve.

23. Refer to response 20 in your letter to us dated February 6, 2013 and response 26 in your letter to us dated January 22, 2013. From your disclosure, it remains unclear whether the payments mentioned in Section 2 of your agreement with Union Gulf Resources are payments necessary to preserve your option to purchase the claims or represent the actual purchase price of the claims. Also, given your use of the contract terms like “Buyer” and “Closing,” your disclosure regarding the operation of the agreement is unclear; please revise so that your explanation is clear and understandable to investors. In addition, please tell us why you believe the agreement is enforceable since, according to the version of the agreement you filed on February 6, 2013, Union Gulf Resources did not sign it.

Mr. Russell Mancuso
March 22, 2013

Company Response

We have modified the disclosure and removed “buyer and seller” in the Form 10-Q for the quarterly period ended December 31, 2012 to clarify the payment mentioned in Section 2 of the agreement with Union Gulf Resources (UGR) is to purchase the property stating “Pursuant to the agreement, the Optionor gave an option to purchase a 100% interest in certain mining claims located in the state of Arizona. In consideration of the option to purchase, Greentech Mining International, Inc. agreed to, provided that the Company has not abandoned the property, the Company will pay to the Optionor $3,500,000 US Dollars with the first payment of $750,000 on December 1, 2012, seven payments of $350,000 every three months starting March 1, 2013 and a final payment of $300,000 on December 1, 2014. The Company has entered into a verbal agreement with the Optionor to extend the payment terms that were to begin on December 1, 2012 to beginning on May 1, 2013, seven payments of $350,000 every three months starting June 1, 2013 and a final payment of $300,000 on May 1, 2015”.

Please note that the signed agreement with UGR was filed on December 7, 2012 and will be re-filed for clarification along with the amended payment terms in our amended Form 10Q.

24. Refer to the first paragraph on page 17. Tell us, with a view to disclosure, whether the historical production and mineralization that you mention occurred on the property that is subject to your option agreement. If not, tell us why you have disclosed this information. If this historical work is on the property, disclose the results of sampling performed by other parties. Also, state the reliability of what the sampling revealed and whether it has been verified.

Company Response

The historical production and mineralization we mention has occurred on the property that is subject to our option agreement and we have disclosed the results of sampling performed by the Company and others on page 17 that states;
“An open pit gold mine located between the Black Mountains North and Burns Spring Wilderness Study areas on the west side of the Black Mountains. Probably discovered in the early 1930's as an underground and surface mine. Mining operations began in 1935 or early 1936. Estimated to have been closed in the early 1940's and reopened by the Western States Minerals Corp. in March, 1985 and produced gold between 1985 and 1989. Mineralization is a 5 to 20 foot thick, north-trending, brecciated quartz and calcite vein, striking approximately north and dipping 20º to 30º east and in 10 to150 feet of stockwork in the footwall. Undated quartz diorite and basalt dikes are exposed in the footwall, and Tertiary andesite and latite make up the hanging wall. Altered rhyolite, which crops out in both wilderness study areas, NE of the mine, has anomalous surface and sub-surface gold concentrations. Workings are an open pit mine and approximately 1,000,000 tons of ore was removed in the most recent mining period (Charles Williams, geologist, Western States Minerals Corp., oral commun., 1988; Pete Drobeck, consultant, oral commun., 1988).

The Portland mine was reopened as an open pit by Western States Minerals Corp. in March 1985. Mining ceased, at least temporarily, in mid-1987. Leaching activity continued into 1988, and the claim was sold in March 1989. Approximately 1,000,000 of ore was removed in the most recent mining. Premining grade estimates were 0.06-0.07 troy oz of gold. Possible additional reserves were evaluated north, south, and east of the pit, along strike and downdip; this evaluation included drilling near the Portland vein and fault zone in early 1988. The open-pit mining plan assumed a gold price of $350/troy oz. A higher gold price could increase known reserves (Charles Williams, geologist, Western States Minerals Corp., oral commun., 1988; Pete Drobeck, consultant, oral commun., 1988).

Mr. Russell Mancuso
March 22, 2013

A 2.5-ft-wide fault zone striking N. 80° E. and dipping 45° N. is exposed in a shaft a few hundred feet southeast of leach pads at the Portland mine. The zone cuts andesite and consists of red-brown gouge and brecciated andesite. A 2.5-ft-long chip sample collected across the fault zone contains 7,830 parts per billion (ppb) or 0.23 troy oz gold and 41 parts per million (ppm) or 1.2 troy oz silver. The fault zone is not traceable at the surface due to alluvial cover (Neubert, J.T., 1989, Mineral resources of the Black Mountains North (AZ-020-009) and Burns Spring (AZ-020-010) Wilderness Study Areas, Mohave County, Arizona: U.S. Bureau of Mines Open-File Report 1-89, 78 p.)

In October, 2012 the Company conducted limited testing to verify the previous reports on the property that included an estimated ton of material that was taken from three main areas of the Portland mine property to the processing facility in Hanksville, Utah. These samples were fire assayed by Copper State Analytical Lab before and after entering the gravity separation system. The first samples of approximately one third of a ton (666 pounds) was taken from the prior heap leach crushed material pile (AZWS) and before entering the gravity separation system fire assay results indicated that there was gold value in the material of .030 ounces per ton. When the AZWS material was fire assayed on completion of gravity separation it indicated that the gold value in the black sand concentrated material (AZWS Cons) was 2.99 ounces per ton. The second samples of approximately one third of a ton were red rocks ranging from 3-6 inches in diameter (AZR) taken from various areas on the property. These samples were crushed and fire assayed indicating gold values of .015 ounces per ton. The samples were then put through the gravity separation system and on completion were split into two groups AZR # 1 Cons and AZR #2 Cons. Testing results of AZR # 1 Cons indicated that the gold values were 3.55 ounces per ton in the fire assay. Testing results for AZR # 2 Cons indicated that the gold values were 9.69 ounces per ton in the fire assay. The third samples of approximately one third of a ton was white quartz’s looking rocks ranging from 3-6 inches in diameter (AZR) taken from various areas on the property. These samples were crushed and fire assayed indicating gold values of .259 ounces per ton. The samples were then put through the gravity separation system and on completion were split into two groups AZW # 1 Cons and AZW #2 Cons. Testing results of AZW # 1 Cons indicated that the gold values were 9.91 ounces per ton. Testing results for AZW # 2 Cons indicated that the gold values were 29.81 ounces per ton in the fire assay.”

Liquidity and Capital Resources, page 19

25. We note your disclosure that you plan to raise $15 million in 2013. We also note that your Form 10-Q filed November 14, 2012 disclosed a plan to raise that amount in 2012. With a view toward clarified disclosure, please tell us the reason you were unable to achieve this 2012 goal. Address in your response all attempts to raise the funds and the reasons that the attempts were not successful. See Regulation S-K Item 10(b)(3)(ii).

Company Response

We have only discussed the potential investment with a few associates and have not engaged in any general solicitation of the potential investment and will not until the disclosures in our Form 8-K from September 20, 2012, Form 10-Q for the quarterly period ended September 30, 2012, amended February 14, 2013 and Form 10-Q for the quarterly period ended December 31, 2012 are approved by the Commission.

26. With a view toward clarified disclosure, please show us how you calculated your disclosure of a need for $4.75 million before July 12, 2014.

Mr. Russell Mancuso
March 22, 2013

Company Response

We have revised our Form 10-Q for the quarterly period ended December 31, 2012 on page 19 in paragraph 7 to state “If we do not raise additional funds of at least $6.5 million for the advancement of our option agreements by March 15, 2015, we will lose our rights to the options; at least $1 million of these additional funds must be raised before May 1, 2013 for our Greentech Mining Inc. Option Agreement (amended from December 1, 2012), at least $750,000 must be raised before May 1, 2013 if we intend to exercise our Mineral Claim Option Agreement with Union Gulf Resources Ltd.(amended from December 1, 2012)”.

27. We see that you entered into a verbal agreement with the owner of Greentech Mining Inc. to extend the payment terms that were to begin on December 1, 2012 to now begin on May 1, 2013 and the monthly payments will begin on June 1, 2013. However, we also note that the first payment of $750,000 was due to Union Gulf Resources on December 1, 2012. Please tell us if that due date was extended or, if not, clarify if failing to make the required payment impacted your options under the agreement and your plan of operations. Please also clarify in future filings, including any amendments.

Company Response

The Union Gulf Resources payment of $750,000 due date was extended to May 1, 2013. We will amend the Form 10-Q for the quarterly period ended December 31, 2012 on page 12 in the second paragraph to state “On September 22, 2012, the registrant entered into a Mineral Claim Option Agreement with Union Gulf Resources Ltd. (“Optionor”). Pursuant to the agreement, the Optionor gave an option to purchase a 100% interest in certain mining claims located in the state of Arizona. In consideration of the option to purchase, Greentech Mining International, Inc. agreed to, provided that the Company has not abandoned the property, the Company will pay to the Optionor $3,500,000 US Dollars with the first payment of $750,000 on December 1, 2012, seven payments of $350,000 every three months starting March 1, 2013 and a final payment of $300,000 on December 1, 2014. The Company entered into a verbal agreement with the Optionor to extend the payment terms that were to begin on December 1, 2012 to beginning on May 1, 2013, seven payments of $350,000 every three months starting August 1, 2013 and a final payment of $300,000 on May 1, 2015”. Subsequently, on March 21, 2013 the Company filed a Form 8-K with written extensions that extended payment terms to May 1, 2013 from Greentech Mining, Inc. and Union Gulf Resources and we have referenced the filing in the exhibit list.

Controls and Procedures, page 20

28. Please revise this section to disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2012.

Mr. Russell Mancuso
March 22, 2013

Company Response

We revised this section to disclose the conclusions of our principal executive officer and principal financial officer regarding the effectiveness of our disclosure controls and procedures as of December 31, 2012.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

  Matthew J. Neher

GREENTECHHH MINING INTERNATIONAL, INC.

By: Matthew J. Neher

Matthew J. Neher

Chief Executive officer